Mail Stop 6010

									March 3, 2006


David A. Tenwick, Chairman
Adcare Health Systems, Inc.
5057 Troy Road
Springfield, Ohio  45502-9032


Re:  	Adcare Health Systems, Inc.
Form SB-2 Registration Statement
	File No. 333-131542


Dear Mr. Tenwick:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please disclose the date when the units will separate and the common stock and the warrants will trade separately.

2. Please revise the statement that you expect to list the units on the American Stock Exchange. You may state that you intend to apply for listing on the exchange or that you have applied for listing, whichever is accurate.

Summary - page 2

3. Please provide third-party support for your claim that you
"enjoy
an excellent reputation" for your management capabilities, or in the alternative, delete the claim.

4. In a number of places in the summary and throughout the document you make claims regarding market share, the size of the market for your services and facilities, and other similar information. See, for example, the fifth paragraph on page 2 and the sixth paragraph on page 25. Please provide us with copies of the documents you are relying on in support of these claims. Mark the documents to show the location of the information you cite.

5. We note that you have disclosed your revenue base for the nine month period ended September 30, 2005. Please balance this disclosure by quantifying your expenses for the period.

6. Similarly, balance the discussion of your strategy and future plans by identifying the risks and obstacles you will encounter in implementing your future plans.

Summary Financial Information - page 3

7. Please revise this presentation to clearly reflect the impact of the discontinued operations on your financial information.

8. Please revise your presentation here to remove the "Adjusted" column.

Risk Factors - page 4

We may need additional financing to complete our long term acquisition and expansion plans, and we do not have commitments for additional financing. - page 4

9. Please quantify the disclosure in this risk factor to the extent practicable. Your discussion should highlight the fact that you had negative working capital as of September 30, 2005.

Our business is concentrated in Ohio, making it subject to increased risks as a result of potential declines in the Ohio economy. - page 5

10. Please expand the disclosure to briefly describe the current state of the Ohio economy and indicate whether you have experienced any adverse consequences to date from the concentration of your business in Ohio. If you have, you should also briefly describe the adverse consequences you experienced.

Changes in the reimbursement rate from methods of payment from Medicare and Medicaid may adversely affect our revenues and operating margins. - page 5

11. Disclose the percentages of your revenue that come from each of
Medicare, Medicaid and from other third party payors in each of the two most recent fiscal years.

12. You say that there are administrative rulings and interpretations of the Medicare and Medicaid program statutes that may further affect payments. Please briefly identify them and describe the potential adverse consequences you might experience as a result.

We encounter intense competition from competitors, many of whom have greater resources than Adcare. - page 6

13. Please identify your most significant competitors in each area of your business and discuss the basis on which you compete with them.
Also, if you have experienced any adverse consequences to date as a result of the competition you discuss, you should briefly describe the consequences here.

Our business is very labor intensive, we operate in smaller markets with limited personnel resources, and our success is tied to our ability to attract and retain qualified employees. - page 7

14. If you have experienced difficulties in hiring and retaining the necessary personnel in the past, you should revise the risk factor to discuss these experiences.

Our business is largely dependent on short-term management contracts that may not be renewed from year to year. - page 7

15. Please disclose the percentage of your revenue attributable to management contracts in each of the two most recent fiscal years. Also, disclose the percentage of your home healthcare contracts that were renewed in each of the two most recent fiscal years, and whether you have renewed or lost any of your management contracts during the two most recent fiscal years.

Use of Proceeds - page 11

16. Please expand your discussion of the debts you will repay to disclose the maturity of each loan. Also disclose the uses to which you put the proceeds of the debts to be repaid.

17. Please expand your discussion of the funds to be used for "working capital and for general corporate purposes" to be more specific about the uses you might use the funds for.

Capitalization, page 12

18. Please revise this presentation to include the effects of only the offering. You can then provide the additional tables that include the effects of the other two scenarios after that.

Dilution, page 13

19. Please revise this presentation to more clearly present the effects that you are trying to articulate by offsetting the numbers that must be combined to arrive at the "Pro Forma Net Tangible
Book
Value Per Share."

Management`s Discussion and Analysis of Financial Conditions, page
14

Liquidity and Capital Resources, page 16

20. Your discussion related to the decrease in operating cash flows is confusing. Please expand for us how the acquisition of accounts receivable related to a purchase business combination affected your cash flows from receivables. Further revise the discussion to better address the actual activities that affect your cash flows from operations instead of this apparent reference to the cash flow statement. Given the impact of your accounts receivables, provide a discussion of your days sales outstanding related to these receivables.

21. Please provide a more thorough discussion of all of your note payables, as the payment of these obligations will provide investors increased transparency of your future cash flows and a greater understanding of your cash requirements. Your disclosure here appears to only address certain short and long term obligations.

Business - page 20

Business Divisions - page 23

22. Please refer to the pie chart showing your current mix of revenues for the period ended September 30, 2005. Please provide a similar chart showing expenses for each revenue source. Also consider providing similar charts for each of the two previous fiscal years.

Portfolio of Owned and Managed Facilities - page 23

23. Please explain what the headings "date" and "develop" mean in the table on this page.

24. Please include occupancy information for each of the last two fiscal years.

25. In footnote 1 you refer to "Net Lease." Please explain the meaning and significance of this term.

Growth Strategy - page 24

26. Refer to the last paragraph on this page. Please expand the disclosure to include the basis for your belief that "limited capital resources" impedes the growth and exit prospects for small private operators and explain how this presents an attractive opportunity to expand your base of senior living operations. We note in this regard that elsewhere in this document you essentially describe yourself as a small private operator, so the basis for your opportunities are not clear.

27. Under "Assisted Living" on page 27, please explain what the phrases "passively encouraging socialization" and "infusion therapy" mean.

Demographic Trends - page 28

28. Under "Facility Supply/Demand Imbalance" on page 28 you indicate that a slowdown in construction and lack of construction financing since 1999 has led to a reduction in the supply of new units being constructed. It is unclear whether this slowdown occurred in the localities in which your facilities are located, or in your industry in general. Please expand the disclosure to include specific information about the localities in which your facilities are located. You should quantify the discussion to the extent practicable and include a discussion of your own experiences.

Competition

29. Please identify the long-term care providers with which your facilities compete, identifying those which are larger or have greater financial and marketing resources than you do. Also identify the ones that are non-profits. Please also disclose and discuss whether new long-term care facilities are currently being constructed or are planned in the localities where your facilities are located.
Your current disclosure is very generic and does not provide an adequate picture of your competitive situation.

Government Regulation

30. Please expand the disclosure to discuss in reasonable detail how the new Medicaid reimbursement system will differ from the current one.

31. Please briefly describe the types of nursing home acquisitions that require governmental approval as well as the process for obtaining the approval.

Underwriter`s Board Rights - page 35

32. Please tell us whether the compensation to the underwriter`s designee will be considered underwriting compensation.

Executive Compensation

33. Please update the disclosure to include information for the fiscal year ended December 31, 2005.

Security Ownership of Certain Beneficial Owners and Management

34. Please identify the natural person possessing voting and investment rights over the securities held by Capital City
Partners,
LLC.

Financial Statement Comments

General

35. Your financial statements are now stale. Please update your financial statements and related disclosures in accordance with Rule
310(g) of Regulation S-B.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-3


36. Please tell us what the "Members deficiency" account represents, and how it differs from the "Accumulated deficit" account.
Further
explain how you determined to allocate net income between the two accounts, and why that is appropriate. Cite any accounting literature relied on in your determination.

Consolidated Statements of Operations, page F-4

37. Please tell us what "return to members" represents and why it is not included on the statements of changes in owner`s equity.

Consolidated Statements of Changes in Owner`s Equity, page F-5

38. Please explain to us what the "Acquisition of additional investment in subsidiary in excess of book value" represents and how it was accounted for. Include specific references to the literature that supports this accounting treatment.

Note 1.  Description of Business, page F-8

39. Please describe to us in greater detail the agreement that you have made to offer to purchase the Van Wert minority interest. Include a discussion of the accounting literature upon which you relied in determining the accounting treatment to apply to this offer to purchase.

Note 2. Summary of Significant Accounting Policies, page F-9

Principles of Consolidation, page F-9

40. Please tell us how you determined that it was appropriate to consolidate the entities identified in this note. Specifically address the criteria in FIN 46R upon which you relied in your determination.

Segments, page F-13

41. We note in your discussion in this document of the acquisition of
Assured Health. These revenues seem to be distinct from the revenues provided by your communities based on the discussion on page 21. Please revise the disclosure to provide separately revenue from distinct services. Refer to paragraph 37 of SFAS 131.

Note 3. Discontinued Operations, page F-18

42. Please explain why you continue to recognize "Income (Loss) from
Operations" in all periods presented related to the operation of MedCenter. Explain how this apparent continued involvement does not affect your decision to classify this disposition as discontinued operations. Also explain to us how you arrived at the amount of gain recognized related to the installment sale method in the 2004 period.

Note 5. Note Receivable, page F-20

43. Please revise your disclosure to more specifically address the timing of when you recorded the allowance. Include what has happened with respect to cash receipts since that date, and why the allowance is adequate.

Note 7.  Notes Payable - Stockholders, page F-24

44. Please explain to us how you determined the settlement price and associated gain or loss that appears to be different than the stated terms when this debt was extinguished in the current year.

Note 8. Convertible Debentures, page F-26

45. Please provide to us your analysis of whether a beneficial conversion feature did or did not exist at the time of issuance for each of these debenture issuances. Reference EITF 98-5 and 00-27 in your response.

Note 14.  Related Party Transactions, page F-33

46. Please explain to us how you valued and accounted for the warrants issued to the officers in exchange for their guarantee of your term loan.

Alternate Prospectus Pages

47. Please complete the blank spaces in these pages, including the identity of the selling shareholders. This information must be included in the document at the time of effectiveness.

48. Please revise the cover page to provide a price or price range.
You may also state that the shares will sell at prevailing market prices or privately negotiated prices if and when your shares are listed on the American Stock Exchange.





Item 27.  Exhibits

49. We note that you have filed the Form of Secured promissory
Debenture dated _____,2005 and Form of Warrant to Purchase Common
Stock dated _____, 2005. Please revise to file the actual executed documents.

Signatures

50. Please identify and provide the signatures of your chief executive officer and your controller or chief accounting officer.





*	*	*	*	*




As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

      You may contact Tabatha Akins at 202-551-3658 or James Atkinson at 202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director


Cc:	Michael A. Smith, Esq.
	Carlile Patchen & Murphy LLP
	366 East Broad Street
	Columbus, Ohio  43215

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David A. Tenwick
Adcare Health Systems, Inc.
March 3, 2006
Page 10